Exhibit 99.1

Moolec Science Acquires Food Ingredient Capabilities

To Consolidate Molecular Farming Technology

Luxembourg. April 11, 2023 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, announced today the acquisition of plant-based food ingredient capabilities dedicated to the production and commercialization of functional soy proteins. This will help to accelerate Moolec’s growth in the food ingredients industry by expanding its commercial network with a top-notch sales team and complementing its Molecular Farming Platform with industrial capacity, downstream operations, and a highly experienced team of professionals.

“This strategic decision accelerates our business plan’s execution by combining existing commercial and manufacturing capabilities in different geographies, with the deep-science approach of our Molecular Farming Platform. As a result, Moolec is well-positioned to accelerate its sales ramp ahead of schedule starting in the 2023/2024 period with estimated revenues in the range of 6 million dollars,” said José López Lecube, Moolec Science’s Chief Financial Officer.

These Food Ingredient Capabilities resulting from the integration of ValoraSoy, which include state-of-the-art industrial facilities with a processing capacity of 10,000 tons strategically located in one of the main Argentine soybean corridors; a team of technicians, engineers, agronomists, and plant-based professionals; and commercial channels in more than 14 countries on 3 different continents. Soy-based protein ingredients are manufactured using several extrusion technologies and processes which yield ingredients with texture and fibrousness similar to meat. These solutions are utilized in several end products such as hamburgers, sausages, and other plant-based products in the traditional and alternative food industries, industrially and commercially complementary with Moolec’s Molecular Farming pipeline.

Henk Hoogenkamp, Chief Product Officer & Co-Founder of Moolec declared: “We believe plant-based technologies and Molecular Farming taken together have the power to contribute towards global food security. Moolec is developing the plant-proteins of the future by using highly efficient high-protein crops, in this case soybeans, to produce a wide variety of proteins naturally found in animals. Combining these crops with ValoraSoy’s capabilities, we can accelerate our technology rollout but also specifically target certain solutions by incorporating real-time feedback from existing customers around the globe. Leveraging this position, we can consolidate our Molecular Farming platform and lower the cost of protein-rich foods as we drive functionality, nutrition, and affordability for the up-and-coming economies of the world,” he finished.

The transaction contemplates acquiring 100% of ValoraSoy in exchange for $6 million dollars, of which ~$2.5 million are paid in cash, and the rest is paid with Moolec’s shares in three years based on vesting and business metrics. Pursuant to the share purchase agreement, the Company will retain a portion of the purchase price for a period of twelve months after signing of the transaction documents. The payment in shares is subject to vesting and the achievement of business milestones over a period of three years.

Moolec will give a Business Update in Mid-May to review the overall progress of the Company and the most recent events. For more information on ValoraSoy, click here.

About Moolec Science SA

Moolec is a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade the taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The Company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like safflower, soybean, and pea. Moolec has a growing international patent portfolio (23, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit www.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec Science S.A. (“Moolec”) are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on June 1, 2023, as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contact

●	Catalina Jones - comms@moolecscience.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com

●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com